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                                        OMB APPROVAL

                                    OMB Number:3235-0145
                                    Expires:  August 31, 1999
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                                    hours per form 14.90

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                            (Amendment No. 5)

                          GREYHOUND LINES, INC.
                            (Name of Issuer)

                               COMMON STOCK
                     (Title of Class of Securities)

                                 398048108
                               (CUSIP Number)

                               March 31, 1998
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                          /_X_/     Rule 13d-1(b)
                          /___/     Rule 13d-1(c)
                          /___/     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)                Page 1 of 7 Pages
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CUSIP No. 398048108                           Page 2 of 7 Pages

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1    NAME OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SNYDER CAPITAL MANAGEMENT, L.P.
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)
     (a)/  /
     (b)/XX/
----------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
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       NUMBER OF          5    SOLE VOTING POWER
        SHARES                 727,621
     BENEFICIALLY         ---------------------------------------
       OWNED BY           6    SHARED VOTING POWER
         EACH                  10,837,245
      REPORTING           ---------------------------------------
        PERSON            7    SOLE DISPOSITIVE POWER
         WITH                  727,621
                          ---------------------------------------
                          8    SHARED DISPOSITIVE POWER
                               11,672,043
----------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,399,664
----------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     17.3%
----------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)
     PN, IA
----------------------------------------------------------------

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CUSIP No. 398048108                           Page 3 of 7 Pages

----------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SNYDER CAPITAL MANAGEMENT, INC.
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)
     (a)/  /
     (b)/X /
----------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
----------------------------------------------------------------
       NUMBER OF          5    SOLE VOTING POWER
        SHARES                 727,621
     BENEFICIALLY         ---------------------------------------
       OWNED BY           6    SHARED VOTING POWER
         EACH                  10,837,245
      REPORTING           ---------------------------------------
        PERSON            7    SOLE DISPOSITIVE POWER
         WITH                  727,621
                          ---------------------------------------
                          8    SHARED DISPOSITIVE POWER
                               11,672,043
----------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,399,664
----------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     17.3%
----------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)
     CO
----------------------------------------------------------------

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CUSIP No. 398048108                 13G       Page 4 of 7 Pages

ITEM 1.

     (a)  The name of the issuer is  Greyhound Lines, Inc. (the
"Issuer").

     (b) The principal executive office of the Issuer is located at 15110 N. Dallas Parkway, Suite 600, Dallas, TX 75248.


ITEM 2.

     (a) The names of the persons filing this statement are Snyder Capital Management, L.P. ("SCMLP") and Snyder Capital
Management, Inc. ("SCMI") (collectively, the "Filers").

          SCMI is the sole general partner of SCMLP. Both SCMLP and SCMI are wholly owned by Nvest Companies, L.P. ("Nvest Companies"), a limited partnership affiliated with Nvest, L.P., a publicly traded limited partnership. The general partner of Nvest, L.P. and the managing general partner of Nvest Companies is an indirect, wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). As of March 31, 1998, MetLife beneficially owned all of the general partner interests in Nvest Companies and Nvest, L.P. and, in the aggregate, general partner and limited partner interests of Nvest Companies and Nvest, L.P. representing approximately 47% of the economic interests in the business of Nvest Companies.

          SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding advisory accounts managed by SCMLP are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

     (b) The principal business office of the Filers is located at 350 California Street, Suite 1460, San Francisco, CA 94104.

     (c) SCMLP is a Delaware limited partnership. SCMI is a Delaware corporation.

     (d) This statement relates to shares of the common stock of the Issuer (the "Stock").

     (e)  The CUSIP number of the Stock is 398048108.

CUSIP No. 398048108                 13G       Page 5 of 7 Pages

ITEM 3.  If this statement is filed pursuant to rule 240.13d-
1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  ___  Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___  An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  _X_  Group, in accordance with section 240.13d-
1(b)(1)(ii)(J)

If this statement is filed pursuant to section 240.13d-1(c), check this box [___].

CUSIP No. 398048108                 13G       Page 6 of 7 Pages

ITEM 4.  OWNERSHIP

See items 5-9 and 11 on the cover sheet for each Filer.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON

SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than 5 percent of the class.

CUSIP No. 398048108                 13G       Page 7 of 77 Pages


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP

SCMLP is an investment adviser registered under section 203 of the Investment Advisers Act of 1940. SCMI is the general partner of SCMLP.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


DATED:    May 6, 1998

Snyder Capital Management, L.P.

By:  Snyder Capital Management, Inc.
     General Partner


     By:  /s/ Steven J. Block
          Steven J. Block
          Vice President

Snyder Capital Management, Inc.


By:  /s/ Steven J. Block
     Steven J. Block
     Vice President